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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shufro, Rose & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York   New York   10151
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Olga Brittner   (212) 754-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – if individual, state last, first, middle name)

750 Third Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

SEC Mai.

☒ Certified Public Accountant

FEB 2 7 2012

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

We, ~~Steven J. Glass and Gregory D. Shufro~~ , swear (or affirm) that, to the best of
our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Shufro, Rose & Co., LLC , as

of _____ **December 31** _____ , 20 **11** , are true and correct We further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

~~We further affirm that the financial statements are being made available~~

to all members or allied members of the New York Stock Exchange, Inc.

employed by Shufro, Rose & Co., LLC

HARVEY WACHT
Notary Public, State of New York
No. 03-4117720
Qualified in Westchester County
Commission Expires May 31, 20*15*

_____
Notary Public *Feb 23, 2012*

_____
Signature

SEnior Managent Director
Title

_____
Signature

SENIOR MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011





EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC, as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 10, 2012

New York | New Jersey | Pennsylvania | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	437,746
Restricted cash		583,704
Money market mutual funds		832,774
Due from broker		79
Advisory fees receivable		2,531,350
Commissions receivable		43,181
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $517,398		179,072
	$	4,607,906

Liabilities

Compensation payable to members	$	3,213,236
Accrued expenses and other payables		94,670
		3,307,906
Commitments		
Members' Capital		1,300,000
	$	4,607,906

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Shufro, Rose & Co., LLC (the "Company"), a New York limited liability company, is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule.

[2] Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Advisory fees are recorded as earned based on contractual arrangements.

[3] Equipment and improvements:

Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease or the life of the improvement, if shorter.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2011

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company's investments in open ended mutual funds totaling $832,774 are valued at their closing net asset value each business day and are categorized as Level 1 in the hierarchy. The Company has no investment categorized within Levels 2 and 3.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had regulatory net capital of $1,097,155, which was $847,155 in excess of its required minimum net capital. The Company's net capital ratio was 0.18 to 1.

NOTE D - PROFIT-SHARING PLAN

Members and employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers all employees at least 19 years of age with three months of service. Qualified employees may elect to contribute to the plan pursuant to a salary reduction agreement. Matching contributions are made to the plan at the discretion of the Company's management.

NOTE E - INCOME TAXES

The Company is a limited liability company, taxed as a partnership, and as such is not a taxpaying entity. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by taxpayers and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The members are responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in these financial statements any interest or penalties related to income taxes. There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years ended prior to December 31, 2008.

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2011

NOTE F - LEASE COMMITMENTS

The Company's lease agreement for office facilities expires on February 28, 2013.

Future minimum annual rental commitments under the office and equipment leases are as follows:

Year Ending December 31,	Office	Equipment
2012	$ 1,175,000	$ 6,700
2013	196,000	6,700
2014		2,800
	$ 1,371,000	$ 16,200

In connection with its office lease security deposit requirements, the Company obtained a letter of credit in favor of the landlord which is collateralized by a bank certificate of deposit of $583,704. This amount is shown as restricted cash on the statement of financial condition.

NOTE G - CO-EMPLOYMENT AGREEMENT

Effective July 1, 2011, the Company contracted with ADP Total Source, Inc. ("TotalSource") pursuant to which TotalSource agrees to provide professional employer services to the Company and becomes a co-employer of the Company's employees. The contract is for an initial one-year term and renews automatically on each anniversary date for successive one-year terms and is terminable by either party upon at least thirty days' prior written notice or immediately for any defined cause. Pursuant to the arrangement, TotalSource is responsible for the payment of all employee salaries, payroll taxes, medical insurance and other related expenses with the exception of those funds that are contributed by the employee to their 401K plan (see note D) and the Company's matching contribution to the 401K plan, if any. The Company is required to remit payments to TotalSource covering the sum of these costs and any employer share of payroll taxes in addition to an administrative fee based on an agreed rate schedule.

NOTE H - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in a money market mutual fund which is not covered by FDIC insurance.